# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HINGE HEALTH, INC., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-108253
Filed by CIK 0002063236

## Reporting persons
- Daniel Antonio Perez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,822,175; shared voting power 551,175; sole dispositive power 9,822,175; shared dispositive power 551,175; aggregate amount beneficially owned 10,373,350 (15.7% of the class)

## Item 1. Issuer
Name of issuer: HINGE HEALTH, INC.
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, CA, 94105.

## Item 2. Person Filing
Name of person filing: Daniel Antonio Perez
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Hinge Health, Inc., 455 Market Street, Suite 700, San Francisco, CA 94105.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of December 31, 2025, based upon 55,883,690 shares of Class A Common Stock outstanding as of December 31, 2025, as provided by the Issuer. The information below assumes the conversion of the Class B common stock, par value $0.00001 per share ("Class B Common Stock") of the Issuer into shares of Class A Common Stock on a one-to-one basis.

The Reporting Person is deemed to beneficially own 10,373,350 shares of Class A Common Stock, which includes: (i) 9,822,175 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by the Reporting Person, (ii) 515,705 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by the Reporting Person's spouse, and (iii) 35,470 shares of Class A Common Stock held of record by the Reporting Person's spouse.
Percent of class: 15.7
Sole power to vote or to direct the vote: 9,822,175
Shared power to vote or to direct the vote: 551,175
Sole power to dispose or to direct the disposition: 9,822,175
Shared power to dispose or to direct the disposition: 551,175

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Daniel Antonio Perez: /s/ Daniel Antonio Perez, Daniel Antonio Perez (02/13/2026)